United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-26649

NII HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

10700 Parkridge Boulevard, Suite 600
Reston, Virginia 20191
(703) 390-5100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stock Options
12 1/8% Senior Discount Notes Due April 15, 2008
12 3/4% Senior Serial Notes Due 2010
13% Senior Discount Notes Due April 15, 2007

(Title of each class of securities covered by this Form)

Common stock, par value $0.001 per share

(Titles of all other classes of securities for which a duty to file reports under
Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:   none

On October 28, 2002, the United States Bankruptcy Court for the District of Delaware entered an order confirming the Revised Third Amended Joint Plan of Reorganization (the “Plan”) of NII Holdings, Inc. (the “Company”), pursuant to the terms of which the Stock Options issued pursuant to the 1997 Stock Option Plan and the Incentive Equity Plan of the Company, the 12 1/8% Senior Discount Notes Due April 15, 2008, the 12 3/4% Senior Serial Notes Due 2010 and the 13% Senior Discount Notes Due April 15, 2007 were each cancelled on November 12, 2002 pursuant to such conditions as are set forth in the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, NII Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 15, 2002	By:	/s/ Robert J. Gilker
	Name:	Robert J. Gilker
	Title:	Vice President and General Counsel